UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Riverside Forest Products Limited (Registrant)

Date October 6, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached documents are filed under this Form 6-K:

EXHIBIT A:   Notice of Change to Directors’ Circular dated October 6, 2004

EXHIBIT A

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Tolko Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional adviser.

NOTICE OF CHANGE TO DIRECTORS’ CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER
BY

TOLKO INDUSTRIES LTD.

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

RIVERSIDE FOREST PRODUCTS LIMITED

The Board of Directors of Riverside unanimously recommends that shareholders
REJECT the Tolko Offer and NOT TENDER their shares to the Tolko Offer.

International Forest Products Limited has agreed to make an offer to acquire all of the outstanding shares of Riverside for $39.00 per share in cash and Interfor shares, or $35.00 per share in cash and Interfor shares plus a contingent value right to receive any U.S. softwood duties that are refunded to Riverside. The Board of
Directors has unanimously determined to recommend that Shareholders
ACCEPT the Interfor Proposal.

This Notice of Change relates to the Directors’ Circular dated September 14, 2004 issued by the Board of Directors in connection with the Tolko Offer, as amended by the notice of change dated September 28, 2004. This Notice of Change should be read in conjunction with the Directors’ Circular.

Notice To Non-Canadian Residents

     The Tolko Offer is in respect of the securities of a Canadian issuer. While the issuer is subject to Canadian continuous disclosure requirements, shareholders should be aware that the Canadian requirements are different from those of the United States and other non-Canadian jurisdictions. Financial information included herein, if any, has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial information provided by United States or other non-Canadian companies.

     The enforcement by non-Canadian shareholders of civil liabilities under the securities laws of the United States or other non-Canadian jurisdictions may be adversely affected by the fact that Riverside Forest Products Limited is incorporated in Canada, that all of its officers and directors are residents of Canada, and that a majority of its assets are located in Canada.

OCTOBER 6, 2004

TABLE OF CONTENTS

GLOSSARY	ii
NOTICE OF CHANGE	1
DIRECTORS’ RECOMMENDATION	1
HOW TO WITHDRAW SHARES	1
RECENT DEVELOPMENTS	1
THE INTERFOR PROPOSAL	2
SHAREHOLDER RIGHTS PLAN	4
NO MATERIAL CHANGES	4
OTHER INFORMATION	5
STATUTORY RIGHTS	5
FORWARD-LOOKING STATEMENTS	5
APPROVAL OF NOTICE OF CHANGE	5
CONSENT OF FINANCIAL ADVISERS	1
CERTIFICATE	2

GLOSSARY

     In this Notice of Change, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

“Board of Directors” or “Board” means the Board of Directors of Riverside.

“Directors’ Circular” means the Directors’ Circular of the Company dated September 14, 2004 as amended by the notice of change dated September 28, 2004 filed by the Company.

“Interfor” means International Forest Products Limited.

“Interfor Proposal” means Interfor’s proposal to purchase all of Riverside’s Shares as described under “The Interfor Proposal”.

“Interfor Shares” means Class “A” subordinate voting shares in the capital of Interfor.

“Notice of Change” means this Notice of Change to the Directors’ Circular.

“Riverside” or the “Company” means Riverside Forest Products Limited.

“Tolko’s Offer” means the offer made by Tolko on August 31, 2004, and which is slated to expire on October 6, 2004, to purchase all of the outstanding Shares of Riverside for $29.00 per Share, as varied by the notice of variation dated September 24, 2004, in which Tolko varied the offer made by it on August 31, 2004 by reducing the minimum tender condition from 75% to 51%.

“TSX” means The Toronto Stock Exchange.

“Shareholders” or “Riverside Shareholders” means holders of Riverside Shares.

“Shares” or “Riverside Shares” or “Riverside’s Shares” means common shares in the capital of Riverside.

“Special Committee” means the special committee of the Board of Directors appointed on August 13, 2004 to review Tolko’s Offer and any alternatives that may maximize value for Shareholders.

“Tolko” means Tolko Industries Ltd.

“Tolko Circular” means the take-over bid circular dated August 31, 2004 that accompanied Tolko’s Offer.

(ii)

NOTICE OF CHANGE

     This Notice of Change amends and supplements the Directors’ Circular issued by the Board of Directors of Riverside in connection with the offer made by Tolko on August 31, 2004 to purchase all of the outstanding common shares of Riverside not already owned by Tolko and its affiliates at a price of $29.00 in cash per Share, upon the terms and conditions set forth in the Tolko Offer and the take-over bid circular accompanying the Tolko Offer.

     All information provided in this Notice of Change relating to Tolko is based on information disclosed in the Tolko Offer or the Tolko Circular. Riverside’s Board assumes no responsibility for the accuracy or completeness of such information.

     In this Notice of Change, words with initial capital letters are defined in the glossary at the front of this Notice of Change or elsewhere herein. All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

DIRECTORS’ RECOMMENDATION

The Board unanimously recommends that Shareholders REJECT the Tolko Offer and NOT TENDER their Shares to the Tolko Offer.

Any Shareholder who has already deposited Shares under the Tolko Offer should WITHDRAW those Shares.

Interfor has agreed to make an offer to acquire all of the outstanding shares of
Riverside for a combination of cash and securities of Interfor valued at approximately $396 million, including net debt of $28 million assumed as part of the transaction (or approximately $39.00 per share).

The Board of Directors has determined to recommend that Shareholders
ACCEPT the Interfor Proposal.

HOW TO WITHDRAW SHARES

     Shareholders who have already tendered their Shares to Tolko’s Offer can withdraw them at any time until Tolko takes up and pays for them. Registered Shareholders simply need to complete the blue Notice of Withdrawal included with the Directors’ Circular and deliver, mail or fax it to Tolko’s depositary, CIBC Mellon Trust Company, in accordance with the instructions set forth in the Notice. Shareholders who hold Shares through a brokerage firm should contact their broker to withdraw the Shares on their behalf. Shareholders requiring a further copy of the Notice of Withdrawal or other assistance in withdrawing Shares should contact BMO Nesbitt Burns Inc. or Bear, Stearns & Co. Inc. at one of the numbers listed on the back page of this Notice of Change.

RECENT DEVELOPMENTS

     In its notice of change dated September 28, 2004, the Company reported that it had received several proposals or expressions of serious interest from qualified parties seeking to acquire the Company at prices exceeding Tolko’s Offer price, and had engaged in discussions with each of those parties.

     On September 30, 2004, Interfor asked Riverside to conduct exclusive negotiations with it in respect of the proposal submitted by Interfor, until 11:59 p.m. on October 3, 2004. After considering the advice of its financial and legal advisers as to the relative merits of the proposals submitted (and all revisions to such proposals), Riverside agreed to do so.

     Over the next three days, the Company’s management and legal and financial advisers met with Interfor and its legal and financial advisers to negotiate the material terms and conditions of Interfor’s proposal, which contemplated a formal offer by Interfor to all of the Shareholders to purchase all of the outstanding Shares for a combination of cash and securities valued at approximately $396 million (including Riverside’s net debt of $28 million as of August 31, 2004 assumed as part of the transaction), subject to certain terms and conditions to be contained in a pre-acquisition agreement (the “Interfor Proposal”). During that time, each of the parties also conducted due diligence on the other.

     On the evening of October 3, 2004, the Special Committee met to consider the Interfor Proposal. Following a meeting with its own legal and financial advisers, at which the Special Committee received the opinion of CIBC World Markets Inc. that the aggregate consideration to be received pursuant to the Interfor Proposal is fair, from a financial point of view, to Shareholders other than Tolko, the Special Committee resolved unanimously to recommend the Interfor Proposal to the Board of Directors.

     Later that evening, the Board of Directors met to consider the Interfor Proposal and the recommendation of the Special Committee. At that meeting, the Board received the opinions of the Company’s financial advisers, BMO Nesbitt Burns Inc. and Bear, Stearns & Co. Inc., that the aggregate consideration to be received pursuant to the Interfor Offer is fair, from a financial point of view, to Shareholders other than Tolko.

     In its consideration of the Interfor Proposal, the Board of Directors assessed certain factors deemed relevant, including the analysis and advice presented by the Company’s legal and financial advisers, the efforts made by the Company to maximize shareholder value since the announcement by Tolko of its intention to make the Tolko Offer on August 25, 2004, and the terms of the Interfor Proposal. After due consideration, the Board of Directors unanimously approved the execution of a pre-acquisition agreement with Interfor in the form presented to the Board (the “Pre-Acquisition Agreement”). The Board of Directors also resolved to recommend that Shareholders accept the Interfor Proposal.

     The Pre-Acquisition Agreement was also approved by the board of directors of Interfor on October 3, 2004, and was executed by Interfor and Riverside that night.

     Also on October 3, 2004 each of 0705555 B.C. Ltd. and Leslie J. Kerr Ltd., which hold in the aggregate approximately 28% of the Riverside Shares, entered into a support agreement with Interfor pursuant to which the shareholder agreed, subject to customary terms and conditions, to tender to the Interfor Proposal the Shares held or controlled by it. 0705555 B.C. Ltd. is beneficially owned, directly and indirectly, as to approximately 66.7% by Gordon Steele and his family, and as to approximately 33.3% by Gerald Raboch and his family. Leslie J. Kerr Ltd. is beneficially owned by John Kerr and his family. Gordon Steele is a director and the Chairman, President and Chief Executive Officer of Riverside. Gerald Raboch is a director and the Chief Operating Officer and Assistant Secretary of Riverside. John Kerr is a director and the Vice-Chair of the Riverside Board.

     Early on October 4, 2004, each of the Company and Interfor issued a press release announcing the execution of the Pre-Acquisition Agreement.

2

THE INTERFOR PROPOSAL

     Pursuant to the Pre-Acquisition Agreement, Interfor will make an offer to all Shareholders to purchase all outstanding Shares by way of a take-over bid. For each Riverside Share, Shareholders may elect to receive consideration composed of either:

Option A:	(i) $39.00 in cash subject to the maximum cash proration of $19.50; or (ii) $39.00 in Interfor Shares subject to proration and calculated by dividing $39.00 by the weighted average Interfor Share price for the 20 trading days ending on the third trading day prior to the date on which Interfor takes up and pays for the Riverside Shares (but not more than $8.56 or less than $7.00); or (iii) $19.50 in cash and $19.50 in Interfor Shares as calculated on the same basis.

Option B:	(i) $35.00 in cash subject to the maximum cash proration of $15.50; or (ii) $35.00 in Interfor Shares subject to proration and calculated by dividing $35.00 by the weighted average Interfor Share price for the 20 trading days ending on the third trading day prior to the date on which Interfor takes up and pays for the Riverside Shares (but not more than $8.56 or less than $7.00); or (iii) $15.50 in cash and $19.50 in Interfor Shares as calculated on the same basis; AND, in each case, (iv) one Contingent Value Right relating to the amount of U.S. countervailing/anti-dumping duties refunded to Riverside, issued on a one-for-one basis for each Riverside Share tendered.

     As of August 31, 2004, Riverside had deposited a total of US$84.5 million with the United States Department of Commerce and accrued a further US$3.9 million in respect of countervailing and anti-dumping duties on softwood lumber exports to the United States since May 22, 2002. Riverside anticipates that it will have paid an additional US$15 million prior to the closing of the proposed transaction, representing total duties paid of US$103.4 million between May 22, 2002 and closing. The refund of the entire amount would amount to an after-tax refund of approximately $9.00 per Riverside Share at current exchange rates. Therefore, Riverside Shareholders electing Option B could receive total consideration for each Riverside Share ranging from $35 per Share in the event that no countervailing and/or anti-dumping duty deposits are returned to $44 per Share in the event that the final resolution on the softwood lumber dispute results in a refund of 100% of the duties paid.

     The Interfor Proposal is subject to maximum aggregate cash consideration of $184 million (representing $19.50 per share), and no more than 26.3 million Interfor Shares (representing $19.50 per Riverside Share at the minimum issue price of $7.00 per Interfor Share) will be issued at a price not less than $7.00 per share and not more than $8.56 per share. The cash component of the purchase price will be funded by Interfor’s cash on hand, existing credit facilities and acquisition financing provided by National Bank of Canada.

     The Interfor Proposal will be subject to 51% of the Shares of Riverside being tendered to it, the receipt of certain regulatory approvals, and the satisfaction of various customary terms and conditions. Further information on those matters and the consideration options available to Shareholders will be provided in Interfor’s formal offer and take-over bid circular, which Interfor has indicated it expects to mail no later than the third week of October. At that time, Riverside will prepare a directors’ circular making a formal recommendation to Shareholders on the Interfor Proposal.

     Pursuant to the Pre-Acquisition Agreement, Riverside agreed to close its data room and not to solicit proposals for the acquisition of Riverside by others. In certain circumstances, however, the Pre-Acquisition Agreement permits Riverside to consider alternative proposals which are more favourable to Shareholders than the Interfor Proposal, subject to the obligation to provide Interfor the right to match such a proposal and the payment of a break fee of $11 million. Each of 0705555 B.C. Ltd. and Leslie J. Kerr Ltd. is entitled to terminate its support agreement with Interfor if Riverside terminates the Pre-Acquisition Agreement.

     Interfor will appoint Gordon Steele and John Kerr to the Interfor Board of Directors upon the closing of the transaction.

     A copy of the Pre-Acquisition Agreement will be attached to the material change report to be filed shortly by the Company in respect of the Interfor Proposal, which will be available at www.sedar.com once it is filed.

3

SHAREHOLDER RIGHTS PLAN

     On October 1, 2004, Tolko filed in the British Columbia Supreme Court a petition seeking a declaration that the Company’s shareholder rights plan dated July 20, 1999 is void because the Company does not have sufficient authorized capital to carry out the threat of massive dilution to the hostile bidder that is embodied in the rights plan. In response to Tolko’s petition, Riverside announced on October 5, 2004 that its Board of Directors had approved the adoption, subject to regulatory approval, of a limited-duration shareholder rights plan (the “Limited-Duration Plan”).

     The Limited-Duration Plan was adopted as a precautionary measure, to protect shareholders’ interests if Tolko’s technical objection to Riverside’s original shareholder rights plan, which was overwhelmingly approved by Shareholders in 2000 and again in 2003, prevailed. The purpose of the Limited-Duration Plan is to give Riverside’s Shareholders the benefits afforded to them by the original rights plan by encouraging the fair treatment of Riverside’s Shareholders, providing them with time to consider the alternatives before them, and discouraging creeping take-overs.

     On the morning of October 6, 2004, the British Columbia Supreme Court rendered its decision that the Company’s original shareholder rights plan is void. The Limited-Duration Plan, which came into effect immediately upon the Supreme Court’s decision that the original rights plan is void, provides for an exercise price and dilution factor that keep the number of Shares issuable under the plan within the bounds of the Company’s existing authorized capital.

     On the afternoon of October 6, 2004, Riverside applied to the British Columbia Court of Appeal for an order overturning the Supreme Court’s decision. The Court of Appeal declined to make that order, but did vary the lower court’s decision by ordering that the Company’s original rights plan is not void, but is nevertheless of no force or effect. The result of the Court of Appeal’s decision is that the Limited-Duration Plan is operative.

     Pursuant to the Limited-Duration Plan, rights are issued and attach to all Shares. A separate rights certificate will not be issued until such time as the rights become exercisable (referred to as the “Separation Time”). Subject to the right of the Board of Directors to defer the Separation Time, the rights will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of Shares which, when aggregated with its current holdings, total 20% or more of the outstanding Riverside Shares (determined in the manner set out in the plan). The Board of Directors has deferred the Separation Time under the Limited-Duration Plan until a date to be determined by the Board in the future.

     Following an acquisition of Shares otherwise prohibited by the Limited-Duration Plan, each right held by a person other than the acquiring person and its affiliates, associates and joint actors would, upon exercise, entitle the holder to purchase Riverside Shares at approximately a 45% discount to their then-current market price.

     The Limited-Duration Plan will terminate automatically on the earlier of 180 days after its adoption or the date on which an acquirer owns at least 50.1% of the Shares after taking up Shares pursuant to a formal take-over bid for all of Riverside’s Shares.

     A copy of the agreement dated October 5, 2004 between Riverside and Computershare Investor Services Inc. giving effect to the Limited-Duration Plan is attached to the Company’s material change report dated October 6, 2004, a copy of which is available at www.sedar.com.

4

NO MATERIAL CHANGES

     Except as publicly disclosed or as referred to in this Notice of Change or in the Directors’ Circular, the directors and senior officers of Riverside are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Riverside since September 14, 2004, being the date on which Riverside published its most recent unaudited interim consolidated financial statements, reflecting the 11-month period ended August 31, 2004.

OTHER INFORMATION

     Except as disclosed in the Directors’ Circular or this Notice of Change, there is no information that is known to the Board that would reasonably be expected to affect the decision of the Riverside Shareholders to accept or reject the Offer.

STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of securities of Riverside with, in addition to any other rights they may have at law, rights of rescission or to damages or both if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. Such rights must, however, be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their respective province or territory for particulars of those rights or consult with a lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

FORWARD-LOOKING STATEMENTS

     This Notice of Change contains “forward-looking statements”. All statements, other than statements of historical fact, included in this Notice of Change that address activities, events or developments that the Board or Riverside’s management expects or anticipates will or may occur in the future, including in particular statements about Riverside’s plans, strategies and prospects, are forward-looking statements. These forward-looking statements, which are based on the Board’s and management’s current expectations and projections about future events, are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements included in this Notice of Change are made only as of the date of this Notice of Change.

APPROVAL OF NOTICE OF CHANGE

     The contents of this Notice of Change and the delivery hereof have been approved and authorized by the Board of Directors of Riverside.

5

CONSENT OF FINANCIAL ADVISERS

     To the Directors of Riverside Forest Products Limited:

     We hereby consent to the inclusion of the references to our respective opinions to the Special Committee or the Board of Directors in the Notice of Change dated October 6, 2004 to the Directors’ Circular of the Board of Directors of Riverside Forest Products Limited dated September 14, 2004.

(Signed)   BMO NESBITT BURNS INC.

(Signed)   BEAR STEARNS & CO. INC.

(Signed)   CIBC WORLD MARKETS INC.

CERTIFICATE

     October 6, 2004

     Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004 nor the Notice of Change of the Company dated September 28, 2004 contains an untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Neither the foregoing, the Directors’ Circular of the Company dated September 14, 2004, nor the Notice of Change of the Company dated September 28, 2004 contains any misrepresentation likely to affect the value or market price of the Shares subject to the Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors

(Signed)	Gordon W. Steele, Chairman, President and Chief Executive Officer	(Signed)	Hamish C. Cameron Director

Please direct all inquiries to:

John Armstrong BMO Nesbitt Burns Inc. Tel. (604) 443-1448 John.Armstrong@bmonb.com	Steven Park Bear, Stearns & Co. Inc. Tel. (212) 272-5393 skpark@bear.com